Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

Triant Technologies Provides Semiconductor Business Update

VANCOUVER, CANADA — MAY 14, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) reports the following semiconductor business update.

We believe Triant is the leader in the development and deployment of advanced process control (APC) solutions in the semiconductor industry. We have sold fifteen semiconductor factory-wide (fab-wide) licenses and have deployed ModelWare, our advanced fault detection solution, on more than 4,000 pieces of equipment. We support several hundred different types of 200mm tools and have significant experience in connecting to 300mm tools. We are deployed in leading-edge fabs and ten of the world’s top twenty semiconductor manufacturers have deployed our solution. Our source of revenue is increasingly switching to fab-wide licenses and we continue to open up significant new accounts particularly in 300mm fabs. Our focus is on growing revenue and becoming profitable as well as increasing our addressable market with the addition of new products and services.

Triant sees particularly strong opportunities in Korea and Japan in 2004, especially in 300mm fabs and we expect the majority of this year’s revenue to come from Japan and Korea. Our current activities include the following highlights:

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We are pursuing more than ten 300mm fab opportunities in Japan and Korea.

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We have established a wholly owned Korean subsidiary, named Triant Technologies Korea Limited and staffed by local Korean engineers, to better serve our customers in this region.

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We have also formed a systems integration group responsible for providing our customers with integration services related to the deployment and application of our APC solutions. These services will become an important part of our total APC solution and will enable our customers to maximize their investment in APC as well as provide us with an additional source of revenue.

APC solutions are characterized by lengthy sales cycles, due in part to the strategic importance of these solutions especially in 300mm fabs where APC has become a necessity. APC provides our customers with a strategic manufacturing advantage and they carefully compare competing products and companies before making a final decision. Lengthy sales cycles, coupled with the fact that the industry is characterized by a relatively small number of semiconductor manufacturers, means that our quarter-to-quarter revenue can be lumpy. We anticipate that Triant’s revenue in 2004 will be stronger in the second half of the year.

Over the past five years, ModelWare has evolved from a simple tool-side solution to a complete fab-wide solution. The current version of ModelWare is a complex product. It has to operate continuously, be highly reliable and maintainable, simultaneously monitor hundreds of tools and be easy to use. In addition, each customer has a set of performance and feature requirements that may be different from its competitors. Meeting the semiconductor industry’s needs requires significant research and development, if we are to remain a leader. The focus of our current product development plan is to increase ModelWare functionality; improve availability and reliability; and enhance usability. We are on schedule to release version 5.1 by mid-year and version 5.2 by year-end and we expect these versions to be favourably received by our customers.

We continue to develop a new run-to-run control product that will integrate with our existing fault detection solution. Work started on this new product in 2003 and we are on track to release an initial version in 2004. Run-to-run control is a means by which a fab can reduce the variability inherent in chip manufacturing. We are seeing significant interest by several of our customers in our run-to-run solution and believe that offering an integrated fault detection and run-to-run control solution gives us a significant advantage over our competitors.

The semiconductor industry is in a full upswing as chip sales in March rose more than 30 percent compared to March 2003, causing some analysts to forecast chip sales in 2004 to increase as much as 30 percent over 2003. In 2003, chip sales reached $166 billion. The industry is experiencing high fab utilization rates as manufacturing capacity is not increasing as fast as demand. Worldwide fab utilization is expected to be 94 percent at the end of the first quarter of 2004, which is 3 percent higher than at the end of 2003. More fabs will be needed by mid 2005 to avoid likely shortages in fab capacity. During the next four quarters, 36 fab expansions, upgrades or new fabs are likely to start construction. Capital spending is expected to increase 49 percent in 2004 to $44 billion, one of the highest levels ever, as new fab capacity comes online. New fab activity, especially in Asia-Pacific and Japan, is extremely active and most of this year's increase in spending will come from Asia-Pacific and Japanese companies, which together account for 68 percent of the total.

Semiconductor factories (fabs) are driven by the following cost and productivity needs:

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Reduce factory capital and operating costs per chip function

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Improve factory optimization for different business models (high-volume/high-product mix and high-volume/low-product mix)

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Increase factory life via extendibility, flexibility, and scalability

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Increase equipment reliability and availability

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Reduce ramp time for both new and retrofit factories

APC solutions, which include fault detection, can play a key role in meeting the industry’s cost and productivity needs. Our business is the development and delivery of “best-of-breed” APC solutions aimed at the semiconductor industry.

The industry’s current investment focus has shifted from 200mm to 300mm fabs. Our customers are working hard to bring their 300mm fabs on line as quickly as possible due to the huge capital investment in building 300mm fabs. For Triant, this means that some of our larger customers are focusing their efforts on deploying advanced process control (APC) solutions in 300mm fabs where APC is no longer an option but a necessity. Therefore, the timing of any revenue from these 300mm fabs may be linked to when these fabs go into production.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.